Vado Corp.

13468 Beach Ave.

Marina Del Rey, CA 90292

November 16, 2023

VIA EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Vado Corp.
Offering Statement on Form 1-A File No. 024-12227

Ladies and Gentlemen:

Vado Corp. respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Staff (the “Staff”) of the Securities and Exchange Commission at 4:00 p.m., Eastern Time on November 20, 2023, or as soon thereafter as is practicable.

Should the Staff have any questions, please contact Constantine Christakis, Esq., at (561) 302-6158 or cchristakis@nasonyeager.com.

Sincerely

Vado Corp.

By: Ryan Carhart

Ryan Carhart, Chief Financial Officer

cc: Constantine Christakis, Esq.